VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                      June 30, 2006

Re:	Amendment to Annual Report on Form 20-F of DaimlerChrysler AG for the Fiscal Year Ended December 31, 2005

Ladies and Gentlemen:

        Pursuant to Rule 12b-15 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended, and in accordance with Regulation S-T, we hereby provide for filing, via electronic transmission, an amendment on Form 20-F/A to DaimlerChrysler's Annual Report on Form 20-F for the year ended December 31, 2005.

        By copy of this letter, we are submitting four conformed copies of the Form 20-F/A, including the exhibits thereto, to each of the Pacific Stock Exchange and the Philadelphia Stock Exchange.

Yours sincerely

DaimlerChrysler AG

/s/ ppa. ROBERT KÖTHNER Robert Köthner	/s/ i. V. SILVIA NIERBAUER Silvia Nierbauer
cc (w/encl.):	Pacific Stock Exchange Philadelphia Stock Exchange